Exhibit 99.1

INCANNEX HEALTHCARE LIMITED

ABN 93 096 635 246

(and controlled entities)

HALF-YEAR INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2021

PROVIDED TO THE ASX UNDER LISTING RULE 4.2A.3

Appendix 4D

Half Year Report for the six months to 31 December 2021

INCANNEX HEALTHCARE LIMITED

ABN 93 096 635 246

1.	Reporting period

Report for the half year ended:	31 December 2021
Previous corresponding periods:	Financial year ended 30 June 2021 Half-year ended 31 December 2020

2.	Results for announcement to the market

Description	31-Dec-21	31-Dec-20	Change
Item 2.1 - Revenue from ordinary activities	-	$1,177,163	Down 100%
Item 2.2 - Profit/(Loss) from ordinary activities	$(5,244,874)	$(3,821,439)	Down 37%
Item 2.3 - Net Profit/(Loss) attributable to members	$(5,244,874)	$(3,821,439)	Down 37%

Item 2.4 – Dividends – no dividends for the period have been paid or declared (FY21: nil)

3.	Net tangible asset value: +1.61cps (30-Jun-2021: +0.80cps)

4.	Details of entities over which control has been gained or lost during the period: Nil

5.	Dividends: No dividends have been declared of paid during the period

5.	Details of dividend or distribution reinvestment plans in operation are described below: Nil

6.	Details of associates and joint venture entities: Nil

7.	The financial information provided in this Appendix 4D is based on the half-year condensed financial report which accompanies this report.

9.	The financial report has been independently reviewed and is not subject to any qualified independent review statement.

Incannex Healthcare Limited

ABN 93 096 635 246

Interim Financial Report

for the half-year ended 31 December 2021

TABLE OF CONTENTS

Corporate Directory	3
Directors’ Report	4
Auditor’s Independence Declaration	6
Condensed Consolidated Statement of Comprehensive Income	7
Condensed Consolidated Statement of Financial Position	8
Condensed Consolidated Statement of Cash Flows	9
Condensed Consolidated Statement of Changes in Equity	10
Notes to the Consolidated Financial Statements	11
Directors’ Declaration	18
Independent Auditor’s Review Report	19

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Mr Troy Valentine – Non-executive Chairman

Mr Peter Widdows – Non-executive Director

Dr Sud Agarwal – Non-Executive Director

Mr Joel Latham – Managing Director

COMPANY SECRETARY

Madhukar Bhalla

REGISTERED OFFICE

Level 35, 525 Collins Street Melbourne VIC 3000

AUDITORS

HLB Mann Judd (WA Partnership)

Level 4, 130 Stirling Street, Perth WA 6000

SHARE REGISTRY

AUTOMIC REGISTRY SERVICES

Level 5, 126 Phillip Street, SYDNEY, NSW, AUSTRALIA, 2000

LAWYER

Thomson Geer

Level 35, 525 Collins Street, Melbourne VIC 3000

BANKER

Westpac Banking Group

SECURITIES EXCHANGE LISTING

ASX code: “IHL”

Australian Securities Exchange

Level 4, North Tower Rialto, 525 Collins Street, Melbourne VIC 3000

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

DIRECTORS’ REPORT

Your directors submit the interim financial report of the consolidated entity, comprising Incannex Healthcare Limited (“the Company” or “IHL”) and its controlled entities (collectively “the Group”) for the half-year ended 31 December 2021. To comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names of directors who held office during or since the end of the interim period and until the date of this report are noted below. All directors were in office for the entire period.

●	Mr Troy Valentine (Chairman)

●	Mr Peter Widdows

●	Dr Sud Agarwal

●	Mr Joel Latham

PRINCIPAL ACTIVITIES

The Group continued research and development of its medicinal cannabinoid compounds. On 20 November 2020 the Group also established a separate business to research and develop the use of psychedelic medicine and therapies for the treatment of mental health disorders.

REVIEW OF OPERATIONS

Results

The consolidated loss for the half-year after tax was A$5,244,874 (2020: loss of A$3,821,439). During this period, the Group worked towards implementing separate strategies for its two business segments.

Medicinal Cannabis

The Company continued to advance its novel drug development programs using combination cannabinoid compounds to treat unmet medical conditions. Three proprietary drug formulations are being applied to five indications: (i) obstructive sleep apnoea; (ii) traumatic brain injury (concussion); (iii) rheumatoid arthritis; (iv) lung inflammation; and (v) inflammatory bowel disease.

Psychedelic Medicine and Therapies

The Company advanced its research and development program for the application of psylocibin combined with psychotherapy to treat general anxiety disorder. During the December 2021 half year, the Company received approval to proceed to a phase 2 clinical trial from the Monash University Human Research Ethics Committee. IHL also held a pre-IND meeting with the United States Food and Drug Administration (FDA) regarding its psilocybin clinical trial program. Other psychedelic therapy clinical programs are also being considered by the Company.

Capital Management

The Group raised A$16,129,282 in new capital (before costs) during the period through the exercise of options – significantly enhancing its working capital position – refer to note 7 for further detail.

Other than the above items, and in the period between the end of the half-year and the date of this report there has not arisen any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, HLB Mann Judd, to provide the directors of the Company with an Independence Declaration in relation to the review of the interim financial report. This Independence Declaration is set out on the next page and forms part of this Directors’ Report for the half-year ended 31 December 2021.

This report is signed in accordance with a resolution of the Board of Directors made pursuant to s306(3) of the Corporations Act 2001.

/s/ Troy Valentine
Troy Valentine
Non-executive Chairman
Melbourne

28 February 2022

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the review of the consolidated financial report of Incannex Healthcare Limited for the half-year ended 31 December 2021, I declare that to the best of my knowledge and belief, there have been no contraventions of:

a)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	any applicable code of professional conduct in relation to the review.

/s/ L Di Giallonardo
Perth, Western Australia	L Di Giallonardo
28 February 2022	Partner

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

		Consolidated
	Note	31 December 2021	30 December 2020[1]
			(restated)
		$	$
Sales	2(a)	-	1,177,163
Cost of sales		(174,294)	(537,939)
		(174,294)	639,224
Other income	2(b)	783,288	52,078
Administration expenses		(130,591)	(454,664)
Advertising and investor relations		(847,967)	(227,532)
Bad debt expense		(134,626)	-
Compliance, legal and regulatory		(1,368,561)	(89,065)
Research and development costs		(2,401,520)	(2,039,147)
Occupancy expenses		(53,341)	(61,992)
Salaries and employee benefit expense		(871,753)	(327,920)
Share based payment expense	5	(45,509)	(1,312,421)
Loss before tax		(5,244,874)	(3,821,439)
Income tax benefit (expense)		-	-
Net loss for the period		(5,244,874)	(3,821,439)
Other comprehensive income		-	-
Total comprehensive loss for the period		(5,244,874)	(3,821,439)

Earnings per share	3
Basic loss per share (cents per share)		(0.47)	(0.42)
Diluted loss per share (cents per share)		(0.47)	(0.42)

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 11 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2021

		Consolidated
	Note	31 December 2021	30 June 2021[1]
			(restated)
Assets		$	$
Current assets
Cash and cash equivalents		19,770,505	9,123,617
Trade and other receivables		178,495	169,088
Other financial assets		69,554	36,090
Total current assets		20,018,554	9,328,795

Total assets		20,018,554	9,328,795

Liabilities
Current liabilities
Trade and other payables		547,782	755,049
Total current liabilities		547,782	755,049

Total liabilities		547,782	755,049
Net assets		19,470,772	8,573,746

Equity
Issued capital	7	61,948,498	45,852,107
Reserves		6,658,151	6,612,641
Accumulated losses		(49,135,876)	(43,891,002)
Total equity		19,470,772	8,573,746

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 11 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

	Consolidated
	31 December 2021	31 December 2020
	$	$
Cash flows from operating activities
Receipts from customers	-	1,318,121
Payment to suppliers and employees	(6,151,612)	(4,235,483)
R&D tax refund	782,383	-
Interest received	1,002	52,078
Net cash used in operating activities	(5,368,227)	(2,865,284)

Cash flows from financing activities
Proceeds from share issues	16,129,282	11,200,178
Share issue costs paid	(32,891)	(97,976)
Net cash provided by financing activities	16,096,391	11,102,203

Net increase in cash and cash equivalents	10,728,164	8,236,918
Cash and cash equivalents at beginning of period	9,123,617	3,603,390
Effect of exchange rate fluctuations on cash held	(81,276)	-
Cash and cash equivalents at end of period	19,770,505	11,840,308

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

Consolidated	Issued Capital	Reserves	Accumulated Losses	Total Equity
	$	$	$	$
Balance at 1 July 2020	34,192,043	1,490,588	(32,518,203)	3,164,428
Loss for the period[1] (restated)	-	-	(3,821,439)	(3,821,439)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the period	-	-	(3,821,439)	(3,821,439)
Shares issued on exercise of options	11,199,678	-	-	11,199,678
Options granted	-	262,652	-	262,652
Share based payments	-	380,371	-	380,371
Share issue costs	(315,237)	-	-	(315,237)
Balance at 31 December 2020	45,076,484	2,133,611	(36,339,642)	10,870,453

Consolidated	Issued Capital	Reserves	Accumulated Losses	Total Equity
	$	$	$	$
Balance at 1 July 2021[1] (restated)	45,852,107	6,612,641	(43,891,002)	8,573,746
Loss for the period	-	-	(5,244,874)	(5,244,874)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the period	-	-	(5,244,874)	(5,244,874)
Shares issued on exercise of options	16,129,282	-	-	16,129,282
Options granted	-	-	-	-
Share based payments	-	45,509	-	45,509
Share issue costs	(32,891)	-	-	(32,891)
Balance at 31 December 2021	61,948,498	6,658,151	(49,135,876)	19,470,772

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 11 for explanation

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2021

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The condensed interim consolidated financial statements (the interim financial statements) are general purpose interim financial statements and have been have prepared in accordance with the requirements of the Corporations Act 2001, applicable accounting standards including AASB 134 Interim Financial Reporting, Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board (‘AASB’). Compliance with AASB 134 ensures compliance with IAS 34 ‘Interim Financial Reporting’.

The interim financial statements comprise the condensed interim financial statements for the Group. For the purposes of preparing the interim financial statements, the Group is a for-profit entity.

The interim financial statements do not include full disclosures of the type normally included in the full financial report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Group as in the full financial report. It is recommended interim financial statements be read in conjunction with the full financial report for the year ended 30 June 2021 and any public announcements made by Incannex Healthcare Limited and its subsidiaries during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001 and the ASX Listing Rules.

The accounting policies and methods of computation adopted are consistent with those of the previous financial year and corresponding half-year except for the impact of the new standards and interpretations effective 1 July 2021 as outlined below. These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards. To ensure comparability with current year disclosures, some presentation changes have been made to comparative information.

The interim financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial instruments to fair value. Cost is based on the fair value of the consideration given in exchange for assets.

The Group is domiciled in Australia and all amounts are presented in Australian dollars, unless otherwise noted.

For the purpose of preparing the interim financial statements, the half-year has been treated as a discrete reporting period.

(b) Adoption of new and revised standards

New Standards and Interpretations applicable for the half year ended 31 December 2021 In the period ended 31 December 2021, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the AASB that are relevant to the Group and effective for the current reporting period. As a result of this review, the Directors have determined that there is no material impact of the new and revised Standards and Interpretations on the Group and, therefore, no material change is necessary to Group accounting policies.

Standards and Interpretations in issue not yet adopted

The Directors have also reviewed all of the new and revised Standards and Interpretations in issue not yet adopted for the period ended 31 December 2021. As a result of this review the Directors have determined that there is no material impact of the Standards and Interpretations in issue not yet adopted on the Group and, therefore, no change is necessary to Group accounting policies.

(c) Statement of compliance

The interim financial statements were authorised for issue on 28 February 2022.

The interim financial statements comply with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the interim financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

(d) Significant accounting estimates and judgements

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2021.

(e) Going concern

The financial report has been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlements of liabilities in the ordinary course of business.

NOTE 2: REVENUE

(a) Revenue (point in time)

	31 December 2021 $	31 December 2020 $
Sales of cannabinoid oils	—	1,177,163
Total sales revenue	—	1,177,163

(b) Other income

Revenue from other contractual arrangements	—	50,171
Interest	905	1,907
Refundable R&D tax offset	782,383	—
Total other income	783,288	52,078

NOTE 3: LOSS PER SHARE

Basic loss per share has been calculated using the loss attributable to shareholders of the Parent Company and the weighted average number of ordinary shares on issue.

	31 December 2021	31 December 2020
Weighted average number of shares	1,147,811,124	902,054,732

NOTE 4: SEGMENT REPORTING

AASB 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker in order to allocate resources to the segment and to assess its performance.

The Group’s operating segments have been determined with reference to the monthly management accounts used by the Chief Operating Decision maker to make decisions regarding the Group’s operations and allocation of working capital. Due to the size and nature of the Group, the Board as a whole has been determined as the Chief Operating Decision Maker.

Based on the quantitative thresholds included in AASB 8, for the current reporting period, the Group has two reportable segments, being (1) distribution of medicinal cannabis products; and (2), development of psychedelic medicines and therapies - and currently one geographical segment, namely Australia.

The revenues and results of these segments of the Group as a whole are set out in the condensed statement of comprehensive income and the assets and liabilities of the Group as a whole are set out in the condensed statement of financial position.

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTE 4: SEGMENT REPORTING (continued)

A summary of revenue and expenses for the period and assets and liabilities at the end of the period for each segment is shown below:

	6 months ended 31 December 2021
	Medicinal Cannabis $	Psychedelic Medicine $	Unallocated $	Consolidated $
Sales revenue	—	—	—
Cost of sales	(174,294)	—	—	(174,294)
Other revenue	97	—	783,191	783,288
Other expenses	(2,161,705)	(280,045)	(3,412,118)	(5,853,868)
Loss before tax	(2,335,902)	(280,045)	(2,628,927)	(5,244,874)

Segment assets	697,073	7,374	19,314,107	20,018,554

Segment liabilities	(155,467)	(11,000)	(381,315)	(547,782)

	6 months ended 31 December 2020
	Medicinal Cannabis $	Psychedelic Medicine $	Unallocated $	Consolidated $
Sales revenue	1,177,163	—	—	1,177,163
Cost of sales	(537,939)	—	—	(537,939)
Other revenue	6	—	52,072	52,078
Other expenses	(2,157,611)	(90,000)	(2,265,130)	(4,512,741)
Loss before tax	(1,518,381)	(90,000)	(2,213,058)	(3,821,439)

Segment assets	774,229	—	11,406,723	12,180,952

Segment liabilities	(119,141)	—	(259,308)	(378,449)

NOTE 5: SHARE BASED PAYMENTS

Securities on Issue at 30 June 2021

As at 30 June 2021, the Group had a number of securities on issue that had either not completed all of their vesting conditions or had not yet reached their performance hurdles (or both). These included:

a.	583,333 ordinary shares approved by shareholders on 26 June 2020. These vest upon continuing employment with the Company by the CEO on 30 June 2022. $13,924 was expensed for these options during FY21, with $6,962 expensed during the current period. $6,962 will be expensed in the second half of FY22;

b.	1,968,412 ordinary shares approved by shareholders on 1 July 2020. Half of these vest upon continuing employment with the Company by the CEO on 30 June 2022 and the other half on 30 June 2023. $39,999 was expensed for these options during FY21, with $19,999 expensed during the current period. $19,999 will be expensed in the second half of FY22, and $16,017 will be expensed in FY23;

c.	750,000 options with a strike price of $0.05 (expiring on 30 June 2027) were issued after approval by shareholders on 26 June 2020. 750,000 of these vest upon continued employment with the Company by the CEO until 30 June 2022. $13,801 was expensed for these options during FY21, with $6,901 expensed during the current period. $6,900 will be expensed in the second half of FY22;

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTE 5: SHARE BASED PAYMENTS (continued)

d.	1,500,000 options with a strike price of $0.05 (750,000 expiring on 30 June 2025 and 750,000 expiring on 30 June 2026) were issued after approval by shareholders on 1 July 2020. 750,000 of these vest upon continued employment with the Company by the CEO until 30 June 2022 and 30 June 2023 respectively. $23,295 was expensed for these options during FY21, with $11,647 expensed during the current period. $11,648 will be expensed in the second half of FY22 and $9,645 will be expensed in FY23.

Description	Being expensed:
	During FY21	This period first half of FY22	Remainder of FY22	FY23 and after
CEO ordinary shares (2020 package)	13,924	6,962	6,962	—
CEO unlisted options (2020 package)	13,801	6,901	6,900	—
CEO ordinary shares (2021 package)	39,998	19,999	19,999	16,017
CEO unlisted options (2021 package)	23,295	11,647	11,648	9,645
Share Based Payments expense		45,509

New Securities Issued During Period

No new securities were issued during the period.

Valuation assumptions

OPTIONS

The fair value of the equity-settled share options granted is estimated as at the grant date using a Black- Scholes option model (for all $0.05 options) taking into account the terms and conditions upon which the options were granted.

Expiry date	30-Jun-25	30-Jun-26	30-Jun-27
Number	750,000	750,000	750,000
Exercise price	$0.05	$0.05	$0.05
Dividend yield	0%	0%	0%
Expected volatility	100%	100%	92%
Risk-free interest rate	2%	2%	0.58%
Expected life of option	4	5	6
Grant date share price	$0.049	$0.049	$0.048

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

SHARES

Ordinary shares issued have been valued based on the market price of the shares on grant date.

NOTE 6: DIVIDENDS

No dividend for the period has been declared or paid (2020: nil).

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTE 7: ISSUED CAPITAL

(a) Issued capital

	31 December 2021 $	30 June 2021[1] (restated) $
Ordinary shares	61,948,498	45,852,107
Total ordinary shares	61,948,498	45,852,107

1.	Reclassified and remeasured amounts due to restatement from error in prior year – see note 11 for explanation

(b)  Ordinary shares — movements during years

	6 months ended 31 December 2021 No.	Year ended 30 June 2021 No.
At beginning of year	1,068,411,224	748,654,489
Issues of new shares – share based payments	—	2,952,619
Conversion of performance rights	—	30,303,593
Exercise of options	140,116,779	286,500,523
Total ordinary shares	1,208,528,003	1,068,411,224

NOTE 8: CONTINGENCIES

There has been no change in contingent liabilities since the last annual reporting date.

NOTE 9: FINANCIAL INSTRUMENTS

The Group has a number of financial instruments which are not measured at fair value in the statement of financial position.

The Directors consider that the carrying amounts of current receivables, current payables and current borrowings are considered to be a reasonable approximation of their fair values.

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTE 10: RELATED PARTY DISCLOSURES

Directors’ holdings in securities

31 December 2021	Options	Performance Shares and Rights	Ordinary Shares
Mr Troy Valentine	—	—	33,851,198
Mr Peter Widdows	—	—	16,573,685
Dr Sud Agarwal*	—	—	107,303,093
Mr Joel Latham	4,500,000	—	18,148,414

31 December 2020	Options	Performance Shares and Rights	Ordinary Shares
Mr Troy Valentine	7,116,950	1,500,000	23,734,248
Mr Peter Widdows	657,895	1,500,000	15,915,799
Dr Sud Agarwal *	200,000,000	14,037,265	54,266,328
Mr Joel Latham	4,700,000	5,000,000	17,948,414

*	Options and shares reported for Dr Sud Agarwal include those owned by Cannvalate Pty Ltd – an entity of which Dr Agarwal is a significant shareholder, the CEO and a director.

NOTE 11: RESTATEMENT OF FINANCIAL STATEMENTS

Restatement due to error in a prior period

It was identified in the current period that the accounting for share options issued to consultants and advisors as share-based payments during the year 30 June 2021 were recorded using the incorrect vesting dates. As such, this was an error in the financial report for the year ended 30 June 2021.

Details of the restated accounts appear below:

Statement of Financial Position	Reported at 30 June 2021	Effect of Error	Restated 30 June 2021
	$	$	$
ASSETS
Total assets	9,328,795	—	9,328,795
LIABILITIES
Total liabilities	755,049	—	755,049
NET ASSETS	8,573,746	—	8,573,746
EQUITY
Issued capital	45,938,576	(86,469)	45,852,107
Reserves	3,316,963	3,295,678	6,612,641
Accumulated losses	(40,681,793)	(3,209,209)	(43,891,002)
TOTAL EQUITY	8,573,746	—	8,573,746

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

NOTE 11: RESTATEMENT OF FINANCIAL STATEMENTS (continued)

Statement of Comprehensive Income	Reported for the 6 Months to 31 December 2020	Effect of Error	Restated 6 Months to 31 December 2020
	$	$	$
Share based payment expense	(380,371)	(932,050)	(1,312,421)

Loss before tax	(2,889,389)	(932,050)	(3,821,439)
Net loss for the period	(2,889,389)	(932,050)	(3,821,439)

Total comprehensive loss for the period	(2,889,389)	(932,050)	(3,821,439)
Earnings per share
Basic loss per share (cents per share)	(0.32)	(0.10)	(0.42)
Diluted loss per share (cents per share)	(0.32)	(0.10)	(0.42)

NOTE 12: SIGNIFICANT EVENTS AFTER BALANCE DATE

On 25 February 2022, the Company’s securities were listed for trading on the Nasdaq, in New York. No further significant events have occurred since the end of the half year.

Incannex Healthcare Limited

Interim Financial Report 31 December 2021

DIRECTORS’ DECLARATION

In the opinion of the directors of Incannex Healthcare Limited (‘the Company’):

1.	The attached financial statements and notes thereto are in accordance with the Corporations Act 2001 including:

a.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.	giving a true and fair view of the Group’s financial position as at 31 December 2021 and of its performance for the half-year then ended; and

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is signed in accordance with a resolution of the Board of Directors made pursuant to s.303(5) of the Corporations Act 2001.

/s/ Troy Valentine
Troy Valentine
Non-executive Chairman
Melbourne

28 February 2022

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Incannex Healthcare Limited

Report on the Condensed Half-Year Financial Report

Conclusion

We have reviewed the accompanying half-year financial report of Incannex Healthcare Limited (“the company”) which comprises the condensed consolidated statement of financial position as at 31 December 2021, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration, for the group comprising the company and the entities it controlled at the half-year end or from time to time during the half- year.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Incannex Healthcare Limited does not comply with the Corporations Act 2001 including:

(a)	giving a true and fair view of the group’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s responsibilities for the review of the financial report section of our report. We are independent of the company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibility of the directors for the financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the group’s financial position as at 31 December 2021 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

/s/ HLB Mann Judd	/s/ L Di Giallonardo
HLB Mann Judd	L Di Giallonardo
Chartered Accountants	Partner

Perth, Western Australia 28 February 2022